UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2016

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2016

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Bank of Tokyo-Mitsubishi UFJ: Changes of Directors

Tokyo, January 28, 2016 — The Bank of Tokyo-Mitsubishi UFJ, Ltd., a subsidiary of Mitsubishi UFJ Financial Group, Inc., today announced changes of Directors as shown in the attached.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Corporate Communications Division

Media Relations Office

81-3-3240-7651

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Changes of Directors

Tokyo, January 28, 2016 — The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a subsidiary of Mitsubishi UFJ Financial Group, Inc., hereby announces that Mr. Nagayasu will step down as Director and Chairman of BTMU effective April 1, 2016.

Effective April 1, 2016, BTMU intends to make the following changes of Directors:

Name	Current Position	As from April 1, 2016
Katsunori Nagayasu	Chairman (Representative Director)	Senior Advisor
Nobuyuki Hirano	President & CEO (Representative Director)	Chairman (Representative Director)
Takashi Oyamada	Deputy President (Representative Director)	President & CEO (Representative Director)